FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: March 2, 2009

Exhibit 99.1

China Medical Technologies Reports Third Fiscal Quarter Financial Results

Beijing, China, March 2, 2009 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products, today announced its unaudited financial results for the third fiscal quarter ended December 31, 2008 (“3Q FY2008”). The Company’s 2008 fiscal year ends on March 31, 2009 (“FY2008”).

3Q FY2008 Highlights

•	Revenues from continuing operation increased by 50.7% year-over-year to RMB225.3 million (US$33.0 million).

•	Loss from continuing operation was RMB171.5 million (US$25.1 million) including a one-time charge of RMB244.9 million (US$35.9 million) for acquired in-process research and development (“IPR&D”).

•	Net income increased by 10.5% year-over-year to RMB108.1 million (US$15.8 million).

•	Non-GAAP adjusted income from continuing operation, as defined below, increased by 94.5% year-over-year to RMB119.4 million (US$17.5 million).

•	Diluted loss from continuing operation per ADS* was RMB6.54 (US$0.96).

•	Non-GAAP adjusted diluted earnings from continuing operation per ADS*, as defined below, increased by 95.3% year-over-year to RMB4.55 (US$0.67).

*	One American Depositary Share (“ADS”) = 10 ordinary shares

See “Non-GAAP Measure Disclosures” below, where the impact of certain items on reported results is discussed.

“We made a major strategic acquisition to purchase SPR technology and sold our HIFU business to become a pure advanced IVD company based in China,” commented Mr. Xiaodong Wu, Chairman and Chief Executive Officer of the Company. “Our revenue sources have changed to come only from recurring sales of our ECLIA reagent kits and FISH probes. We expect to launch our SPR-based fully automated analysis system to our existing Tier-1 hospital customers through our direct sales force in April 2009 and expect our SPR-based HPV-DNA biosensor chips used with the closed analysis system to become a new source of recurring revenues for us in the near future. We are also pleased to receive further SFDA approval for our Prenatal and Cervical Cancer FISH probes in addition to the first FISH probe approval from SFDA in China for our Breast Cancer HER-2 FISH probe as well as the high-tech certification from Beijing government authorities. We are confident in our growth prospects despite the current weak economic environment in China because the diagnostic needs are least affected by economic downturn and the PRC government has committed to make substantial additional investment in the healthcare sector to increase medical insurance coverage including 50% more subsidy to each participant of government medical insurance plans.”

Mr. Xiaodong Wu continued, “We expect to penetrate more than 400 Tier-1 hospitals in China through our direct sales force managed by our wholly-owned subsidiary, Beijing Jin Pu Jia Medical Technologies Co., Ltd. by the end of March 2009. We have been actively promoting FISH technology to different clinical departments in each hospital to drive the FISH test volume. Our promotion efforts also drew attention of China Central TV which featured our FISH technology in its series of news program. Since the launch of our

FISH probes, we have successfully established relationships with almost all the top 5 Tier-1 hospitals in each province of China. For example, Beijing 301 General PLA Hospital, The Affiliated Ruijin Hospital of Shanghai Communication University, The Affiliated Hospital of Guangdong Zhongshan University, The Affiliated Oncology Hospital of Heilongjiang Medical University, The Affiliated Hospital of China Medical University in Shenyang, Tianjing General Hospital, The 1st Affiliated Hospital of Shanxi Medical University, The Affiliated Hospital of Shandong Qilu University, Jiangsu Provincial People’s Hospital, Henan Provincial People’s Hospital, The Affiliated Union Hospital of Wuhan Tongji University, Hunan Xiangya Hospital, Sichuan Huaxi Hospital, The 1st Affiliated Hospital of Gansu Medical University and The Affiliated Hospital of The 3rd PLA Medical University in Chongqing, etc. We expect to leverage our hospital resources to introduce our SPR analysis system and HPV chip. We also expect to use the same direct sales force and coverage to introduce other advanced diagnostic products available to us in the future. When we continue to grow our direct sales coverage, our revenue from direct sales to Tier-1 hospitals will exceed our revenue from distributors in the near future. Therefore, our direct sales coverage, being one of our most important assets, will serve as long term contributor to our sustainable future growth.”

“3Q is a complicated quarter to analyze our performance,” commented Mr. Sam Tsang, Chief Financial Officer of the Company. “We have taken into account the preliminary purchase price allocation of the SPR acquisition, the gain from the sale of the HIFU business and the reclassification of financial numbers relating to HIFU business to discontinued operation in this quarter. It is the first time we present our results from continuing operation and report a loss due to the one-time charge for acquired IPR&D in accordance with U.S. GAAP. This was acquired as part of the purchase consideration for our SPR acquisition. Although we charged the fair value of the acquired IPR&D to the income statement in this quarter, the related research and development projects are still ongoing after our acquisition and may create new advanced diagnostic products for us if completed in the future. Besides, due to the sale of the HIFU business, the revenue and the direct costs and expenses of the HIFU business as well as the gain from the sale of the HIFU business were reclassified to income from discontinued operation. For the ease of comparing our performance to previous quarters and prior fiscal year, we provide in the latter part of this release the condensed income statements and the non-GAAP reconciliations for these quarters and prior fiscal year which were prepared on the same basis comparable to 3Q FY2008.”

3Q FY2008 Financial Results

The Company reported revenues of RMB225.3 million (US$33.0 million) for 3Q FY2008, representing a 50.7% increase from the corresponding period of FY2007.

The Company’s revenues from continuing operation are currently generated from two product lines, ECLIA diagnostic system and FISH diagnostic system.

ECLIA system sales for 3Q FY2008 were RMB131.8 million (US$19.3 million), representing a 36.3% increase from the corresponding period of FY2007. The strong year-over-year growth in the ECLIA system sales was primarily due to the increasing utilization of the Company’s ECLIA analyzers by hospitals as well as the expanded installed base of the analyzers which resulted in increased sales of ECLIA reagents kits.

FISH system sales for 3Q FY2008 were RMB93.5 million (US$13.7 million), representing a 77.0% increase from the corresponding period of FY2007. The strong year-over-year growth in the FISH system sales was primarily due to a significant increase in sales of FISH probes to hospitals as a result of increase in new hospital customers and increased usage of the Company’s FISH probes by existing hospital customers.

Gross margin increased to 75.2% for 3Q FY2008 from 56.9% for the corresponding period of FY2007. The increase in gross margin was primarily due to the change in revenue mix where almost all revenues were from recurring sales of higher margin ECLIA reagent kits and FISH probes in 3Q FY2008.

Research and development expenses were RMB8.3 million (US$1.2 million) for 3Q FY2008, representing a 49.3% year-over-year increase. The increase was primarily due to the development of new ECLIA reagent kits and FISH probes.

Acquired IPR&D charge was RMB244.9 million (US$35.9 million) and was related to the one-time charge in connection with the acquisition of SPR technology in December 2008.

Sales and marketing expenses were RMB14.6 million (US$2.1 million) for 3Q FY2008, representing a significant year-over-year increase. The increase was primarily due to the expansion of the direct sales force for FISH system sales, increased product promotional activities as well as the cost of the ECLIA analyzers provided free of charge to customers.

General and administrative expenses were RMB38.1 million (US$5.6 million) for 3Q FY2008, representing a 70.1% year-over-year increase. The increase was primarily due to the increased headcount associated with the expansion of the Company’s operations, an increase in stock compensation expense arising from a restricted stock grant in June 2008 and an additional amortization of acquired intangible assets in connection with the acquisition of SPR technology in December 2008.

Interest income was RMB12.4 million (US$1.8 million) for 3Q FY2008, representing a 74.4% increase from the corresponding period of FY2007. The increase was primarily due to interest earned on the net proceeds from the issuance of US$276.0 million convertible notes in August 2008.

Interest expense of convertible notes was RMB27.9 million (US$4.1 million) for 3Q FY2008, representing a significant year-over-year increase. The increase was primarily due to the issuance of US$276.0 million convertible notes in August 2008. The Company’s outstanding convertible notes of US$150.0 million and US$276.0 million bear interest at 3.5% and 4.0% per annum, respectively and will mature in November 2011 and August 2013, respectively.

Interest expense of amortization of convertible notes issuance costs was RMB4.7 million (US$0.7 million) for 3Q FY2008, representing a significant year-over-year increase. The increase was primarily due to the cost of the issuance of US$276.0 million convertible notes in August 2008.

Other interest expense was RMB1.2 million (US$0.2 million) for 3Q FY2008 and was primarily due to the present value discounting of other payable of US$10.0 million for the final payment of the FISH acquisition due in March 2009.

Income tax expense was RMB13.9 million (US$2.0 million) for 3Q FY2008.

The Company’s certain PRC subsidiaries have received approval for hi-tech enterprise status from Beijing government authorities. With this status, the subsidiaries are entitled to a preferential income tax rate of 15% which is lower than the statutory income tax rate of 25%. The status is valid for three years starting from January 2008 and will be renewed after evaluation by relevant government authorities every three years.

Loss from continuing operation was RMB171.5 million (US$25.1 million) for 3Q FY2008, including a one-time charge of RMB244.9 million (US$35.9 million) for acquired IPR&D for the acquisition of SPR technology in December 2008.

Income from discontinued operation was RMB279.6 million (US$41.0 million), representing a significant year-over-year increase, primarily due to a one-time gain of RMB243.3 million (US$35.7 million) from the sale of the HIFU business completed by the end of December 2008.

Net income was RMB108.1 million (US$15.8 million) for 3Q FY2008, representing a 10.5% increase from the corresponding period of FY2007.

Adjusted income from continuing operation excluding stock compensation expense, amortization of acquired intangible assets and acquired IPR&D charge (non-GAAP) was RMB119.4 million (US$17.5 million) for 3Q FY2008, representing a 94.5% increase from the corresponding period of FY2007.

Stock compensation expense for 3Q FY2008 was RMB14.5 million (US$2.1 million), which was allocated to research and development expenses (RMB2.2 million) and general and administrative expenses (RMB12.3 million).

Amortization of acquired intangible assets for 3Q FY2008 was RMB31.6 million (US$4.6 million), which was allocated to cost of revenues (RMB22.5 million) and general and administrative expenses (RMB9.1 million).

Acquired IPR&D charge for 3Q FY2008 was RMB244.9 million (US$35.9 million).

As of December 31, 2008, the Company’s cash balance was RMB1,943.6 million (US$284.9 million). Net cash provided by operating activities for 3Q FY2008 was RMB121.0 million (US$17.7 million).

As of December 31, 2008, the Company’s accounts receivable was RMB284.3 million (US$41.7 million), representing a decrease of 12.7% from the balance as of September 30, 2008, primarily due to the sale of the HIFU business.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.8225 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of Wednesday, December 31, 2008.

Outlook for FY2008

The targeted revenues from continuing operation for FY2008 are expected to be between RMB825.0 million (US$120.9 million) and RMB838.0 million (US$122.8 million), representing a year-over-year increase of 50.7%-53.1%.

The targeted adjusted income from continuing operation excluding stock compensation expense, amortization of acquired intangible assets and acquired IPR&D charge (non-GAAP) for FY2008 are expected to be between RMB410.0 million (US$60.1 million) and RMB420.0 million (US$61.6 million), representing a year-over-year increase of 76.8%-81.1%.

The targeted adjusted diluted earnings from continuing operation per ADS excluding stock compensation expense, amortization of acquired intangible assets and acquired IPR&D charge (non-GAAP) for FY2008 is expected to be between RMB14.84 (US$2.18) and RMB15.13 (US$2.22) assuming a diluted weighted average number of ADS of approximately 34.2 million and excluding interest for convertible notes (RMB83.2 million) and amortization of convertible notes issuance costs (RMB14.3 million), representing a year-over-year increase of 68.6%-71.9%.

The above targets are based on the Company’s current views on the operating and marketing conditions which are subject to change.

The Company will provide the outlook for FY2009 when it announces its unaudited financial results for 4Q FY2008 in June 2009.

Non-GAAP Measure Disclosures

To supplement its consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses non-GAAP measures of adjusted income from continuing operation and adjusted earnings from continuing operation per ADS, which are adjusted from results based on GAAP to exclude the impact of stock compensation expense, amortization of acquired intangible assets and acquired IPR&D charge. Non-GAAP financial measures are used by the

Company in their financial and operating decision-making because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparison. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company’s management also believes the non-GAAP financial measures are useful for itself and investors because it makes more meaningful comparisons of the Company’s current results of operations to those of prior periods.

The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Conference Call

The Company’s management team will host a conference call at 8:00 a.m. Eastern Time on March 2, 2009 (or 9:00 p.m. Beijing/Hong Kong time on the same date) to discuss the results following this earnings announcement.

The dial-in details for the live conference call are as follows:

•	U.S. toll free number 1-800-901-5247

•	International dial-in number 1-617-786-4501

Passcode CMEDCALL

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of this webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. Eastern Time on March 3, 2009.

The dial-in details for the replay are as follows:

•	U.S. toll free number 1-888-286-8010

•	International dial-in number 1-617-801-6888

Passcode 84251245

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products using Enhanced Chemiluminescence (ECLIA) technology, Fluorescent in situ Hybridization (FISH) technology and Surface Plasmon Resonance (SPR) technology to detect and monitor various diseases and disorders. For more information, please visit www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, the Company’s strategic operational plans, as well as outlook for FY2008, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and

Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Sam Tsang and Winnie Yam

Tel: 86-10-6530-8833

Email: IR@chinameditech.com

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of
	March 31, 2008	September 30, 2008	December 31, 2008
	RMB	RMB	RMB	US$
	(in thousands except for per ADS information)
Assets
Current assets
Cash and cash equivalents	682,679	2,702,722	1,943,588	284,879
Trade accounts receivable, net	289,751	325,596	284,262	41,665
Inventories	27,834	37,555	28,029	4,108
Prepayments and other receivables	27,845	32,720	27,908	4,091
Due from a related party	—	—	204,675	30,000

Total current assets	1,028,109	3,098,593	2,488,462	364,743

Property, plant and equipment, net	164,499	157,182	161,801	23,716
Land use rights	7,430	7,334	7,287	1,068
Goodwill	8,654	8,654	8,654	1,268
Intangible assets, net	1,541,793	1,460,312	3,532,442	517,764
Prepayments and other receivables	154,264	149,378	—	—
Convertible notes issuance costs	27,055	77,399	73,131	10,719

Total assets	2,931,804	4,958,852	6,271,777	919,278

Liabilities
Current liabilities
Trade accounts payable	48,040	63,597	21,160	3,101
Accrued liabilities and other payables	238,580	268,748	1,466,097	214,892
Income taxes	69,499	81,579	82,908	12,152

Total current liabilities	356,119	413,924	1,570,165	230,145

Convertible notes	1,051,800	2,892,497	2,906,385	426,000
Deferred income taxes	1,124	2,364	21,657	3,174

Total liabilities	1,409,043	3,308,785	4,498,207	659,319

Shareholders’ equity
Ordinary shares US$0.1 par value: 500,000,000 authorized; 274,066,661 issued and outstanding as of March 31, 2008 and 321,066,661 issued and outstanding as of September 30, 2008 and December 31, 2008	225,473	257,738	257,738	37,778
Additional paid-in capital	526,264	515,773	530,259	77,722
Accumulated other comprehensive loss	(48,046)	(53,701)	(52,766)	(7,734)
Retained earnings	819,070	930,257	1,038,339	152,193

Total shareholders’ equity	1,522,761	1,650,067	1,773,570	259,959

Total liabilities and shareholders’ equity	2,931,804	4,958,852	6,271,777	919,278

Note:

The Company has performed preliminary purchase price allocation after completion of SPR acquisition in December 2008. The Company will finalize the purchase price allocation as soon as practicable.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended
	December 31, 2007	September 30, 2008	December 31, 2008	December 31, 2008
	RMB	RMB	RMB	US$
	(in thousands except for per ADS information)
Revenues (1)	149,494	193,967	225,296	33,022
Cost of revenues	(64,368)	(52,043)	(55,818)	(8,181)

Gross profit	85,126	141,924	169,478	24,841
Operating expenses:
Research and development	(5,561)	(6,338)	(8,304)	(1,217)
Acquired in-process research and development	—	—	(244,872)	(35,892)
Sales and marketing	(6,129)	(16,515)	(14,565)	(2,135)
General and administrative	(22,413)	(26,859)	(38,115)	(5,586)

Total operating expenses	(34,103)	(49,712)	(305,856)	(44,830)

Operating income (loss)	51,023	92,212	(136,378)	(19,989)
Interest income	7,137	10,301	12,448	1,825
Interest expense—convertible notes	(9,755)	(18,410)	(27,856)	(4,083)
Interest expense—amortization of convertible notes issuance costs	(1,978)	(3,235)	(4,652)	(682)
Interest expense—other	(1,181)	(1,145)	(1,165)	(171)

Income (loss) before tax	45,246	79,723	(157,603)	(23,100)
Income tax expense	(10,789)	(14,423)	(13,915)	(2,040)

Income (loss) from continuing operation	34,457	65,300	(171,518)	(25,140)
Income from discontinued operation (2)	63,344	52,432	279,600	40,982

Net income	97,801	117,732	108,082	15,842

Earnings (loss) from continuing operation per ADS
- basic	1.31	2.49	(6.54)	(0.96)

- diluted (3)	1.31	2.43	(6.54)	(0.96)

Earnings from discontinued operation per ADS
- basic	2.41	2.00	10.65	1.56

- diluted (3)	2.40	2.02	10.65	1.56

Weighted average number of ADS
- basic	26,238,264	26,242,974	26,242,974	26,242,974

- diluted (3)	26,370,834	31,278,897	26,242,974	26,242,974

Notes:

(1)	Revenues	RMB	’000	RMB	’000	RMB	’000	US$	’000
	- ECLIA		96,663		122,160		131,782		19,316
	- FISH		52,831		71,807		93,514		13,706

			149,494		193,967		225,296		33,022

(2)	Income from discontinued operation	RMB	’000	RMB	’000	RMB	’000	US$	’000
	- Revenue from HIFU business		115,639		96,517		85,364		12,512

	- Income from HIFU business		63,344		52,432		36,271		5,316

	- Gain on disposal of HIFU business		—		—		243,329		35,666

(3)	In computing diluted earnings from continuing operation per ADS for the three months ended September 30, 2008, interest expense and amortization in connection with convertible notes were added back to income from continuing operation before dividing income from continuing operation by the diluted number of ADS, which included shares that may be issued from the conversion of convertible notes. Interest expense and amortization in connection with convertible notes were not added back in computing diluted earnings from continuing operation per ADS for the three months ended December 31, 2007 and 2008 because they were anti-dilutive.

China Medical Technologies, Inc.

Reconciliations of Non-GAAP Adjusted Income from Continuing Operation to GAAP Adjusted

Income from Continuing Operation

	For the Three Months Ended
	December 31, 2007	September 30, 2008	December 31, 2008	December 31, 2008
	RMB	RMB	RMB	US$
	(in thousands except for per ADS information)
GAAP income (loss) from continuing operation	34,457	65,300	(171,518)	(25,140)
Adjustments:
Stock compensation expense	5,074	14,080	14,486	2,123
Amortization of acquired intangible assets	21,876	22,447	31,586	4,630
Acquired in-process research and development	—	—	244,872	35,892

Non-GAAP adjusted income from continuing operation	61,407	101,827	119,426	17,505

GAAP earnings (loss) from continuing operation per ADS
- basic	1.31	2.49	(6.54)	(0.96)

- diluted	1.31	2.43	(6.54)	(0.96)

Non-GAAP adjusted earnings from continuing operation per ADS
- basic	2.34	3.88	4.55	0.67

- diluted (1)	2.33	3.60	4.55	0.67

Weighted average number of ADS
- basic	26,238,264	26,242,974	26,242,974	26,242,974

- diluted	26,370,834	31,278,897	26,242,974	26,242,974

Note:

(1)	In computing diluted non-GAAP adjusted earnings from continuing operation per ADS for the three months ended September 30, 2008, interest expense and amortization in connection with convertible notes were added back to non-GAAP adjusted income from continuing operation, before dividing the non-GAAP adjusted income from continuing operation by the diluted number of ADS, which included shares that may be issued from the conversion of convertible notes. Interest expense and amortization in connection with convertible notes were not added back in computing diluted non-GAAP adjusted earnings from continuing operation per ADS for the three months ended December 31, 2007 and 2008 because they were anti-dilutive.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Nine Months Ended
	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	US$
	(in thousands except for per ADS information)
Revenues (1)	366,373	581,315	85,205
Cost of revenues	(170,551)	(159,131)	(23,324)

Gross profit	195,822	422,184	61,881
Operating expenses:
Research and development	(13,969)	(20,780)	(3,046)
Acquired in-process research and development	—	(244,872)	(35,892)
Sales and marketing	(15,128)	(42,365)	(6,210)
General and administrative	(55,417)	(89,754)	(13,155)

Total operating expenses	(84,514)	(397,771)	(58,303)

Operating income	111,308	24,413	3,578
Other income	100	—	—
Interest income	23,616	26,746	3,920
Interest expense—convertible notes	(29,753)	(55,398)	(8,120)
Interest expense—amortization of convertible notes issuance costs	(6,032)	(9,738)	(1,427)
Interest expense—other	(3,930)	(3,455)	(506)

Income (loss) before tax	95,309	(17,432)	(2,555)
Income tax expense	(22,736)	(40,899)	(5,995)

Income (loss) from continuing operation	72,573	(58,331)	(8,550)
Income from discontinued operation (2)	147,436	364,409	53,413

Net income	220,009	306,078	44,863

Earnings (loss) from continuing operation per ADS
- basic	2.77	(2.22)	(0.33)

- diluted (3)	2.76	(2.22)	(0.33)

Earnings from discontinued operation per ADS
- basic	5.62	13.89	2.04

- diluted (3)	5.60	13.89	2.04

Weighted average number of ADS
- basic	26,214,926	26,242,974	26,242,974

- diluted (3)	26,326,211	26,242,974	26,242,974

Notes:

(1)	Revenues	RMB	’000	RMB	’000	US$	’000
	- ECLIA		268,299		365,660		53,596
	- FISH		98,074		215,655		31,609

			366,373		581,315		85,205

(2)	Income from discontinued operation	RMB	’000	RMB	’000	US$	’000
	- Revenue from HIFU business		265,146		246,588		36,143

	- Income from HIFU business		147,436		121,080		17,747

	- Gain on disposal of HIFU business		—		243,329		35,666

(3)	In computing diluted earnings (loss) from continuing operation per ADS for the nine months ended December 31, 2007 and 2008, interest expense and amortization in connection with convertible notes were not added back to income (loss) from continuing operation before dividing income (loss) from continuing operation by the diluted number of ADS because the convertible notes were anti-dilutive.

China Medical Technologies, Inc.

Reconciliations of Non-GAAP Adjusted Income from Continuing Operation to GAAP Adjusted Income from Continuing Operation

	For the Nine Months Ended
	December 31, 2007	December 31, 2008	December 31, 2008
	RMB	RMB	US$
	(in thousands except for per ADS information)
GAAP income (loss) from continuing operation	72,573	(58,331)	(8,550)
Adjustments:
Stock compensation expense	11,991	36,260	5,315
Amortization of acquired intangible assets	66,533	76,765	11,252
Acquired in-process research and development	—	244,872	35,892

Non-GAAP adjusted income from continuing operation	151,097	299,566	43,909

GAAP earnings (loss) from continuing operation per ADS
- basic	2.77	(2.22)	(0.33)

- diluted	2.76	(2.22)	(0.33)

Non-GAAP adjusted earnings from continuing operation per ADS
- basic	5.76	11.42	1.67

- diluted (1)	5.74	11.42	1.67

Weighted average number of ADS
- basic	26,214,926	26,242,974	26,242,974

- diluted	26,326,211	26,242,974	26,242,974

Note:

(1)	In computing diluted non-GAAP adjusted earnings from continuing operation per ADS for nine months ended December 31, 2007 and 2008, interest expense and amortization in connection with convertible notes were not added back to non-GAAP adjusted income from continuing operation before dividing the non-GAAP adjusted earnings from continuing operation by the diluted number of ADS because the convertible notes were anti-dilutive.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended				For the Year Ended
	June 30, 2007	September 30, 2007	March 31, 2008	June 30, 2008	March 31, 2008
	RMB	RMB	RMB	RMB	RMB
	(in thousands except for per ADS information)
Revenues (1)	93,493	123,386	181,048	162,052	547,421
Cost of revenues	(47,819)	(58,364)	(74,886)	(51,270)	(245,437)

Gross profit	45,674	65,022	106,162	110,782	301,984
Operating expenses:
Research and development	(4,915)	(3,493)	(6,262)	(6,138)	(20,231)
Acquired in-process research and development	—	—	(672)	—	(672)
Sales and marketing	(4,246)	(4,753)	(6,884)	(11,285)	(22,012)
General and administrative	(13,123)	(19,881)	(15,522)	(24,780)	(70,939)

Total operating expenses	(22,284)	(28,127)	(29,340)	(42,203)	(113,854)

Operating income	23,390	36,895	76,822	68,579	188,130
Other income	100	—	—	—	100
Interest income	8,694	7,785	5,034	3,997	28,650
Interest expense—convertible notes	(10,078)	(9,920)	(9,396)	(9,132)	(39,149)
Interest expense—amortization of convertible notes issuance cost	(2,043)	(2,011)	(1,905)	(1,851)	(7,937)
Interest expense—other	(1,569)	(1,180)	(1,299)	(1,145)	(5,229)

Income before income tax	18,494	31,569	69,256	60,448	164,565
Income tax expense	(4,801)	(7,146)	(17,457)	(12,561)	(40,193)

Income from continuing operation	13,693	24,423	51,799	47,887	124,372
Income from discontinued operation (2)	31,130	52,962	53,414	32,377	200,850

Net income	44,823	77,385	105,213	80,264	325,222

Earnings from continuing operation per ADS
- basic	0.52	0.93	1.97	1.82	4.74

- diluted (3)	0.52	0.93	1.96	1.81	4.72

Earnings from discontinued operation per ADS
- basic	1.19	2.02	2.04	1.23	7.66

- diluted (3)	1.18	2.01	2.02	1.22	7.62

Weighted average number of ADS
- basic	26,196,308	26,210,004	26,242,974	26,242,974	26,221,900

- diluted (3)	26,317,214	26,290,383	26,407,370	26,461,885	26,346,462

Notes:

(1)	Revenues	RMB	’000	RMB	’000	RMB	’000	RMB	’000	RMB	’000
	- ECLIA		79,051		92,585		112,221		111,718		380,520
	- FISH		14,442		30,801		68,827		50,334		166,901

			93,493		123,386		181,048		162,052		547,421

(2)	Income from discontinued operation	RMB	’000	RMB	’000	RMB	’000	RMB	’000	RMB	’000
	- Revenue from HIFU business		57,997		91,510		103,171		64,707		368,317

	- Income from HIFU business		31,130		52,962		53,414		32,377		200,850

	- Gain on disposal of HIFU business		—		—		—		—		—

(3)	In computing diluted earnings from continuing operation per ADS, interest expense and amortization in connection with convertible notes were not added back to income from continuing operation before dividing income from continuing operation by the diluted number of ADS, because the convertible notes were anti-dilutive.

China Medical Technologies, Inc.

Reconciliations of Non-GAAP Adjusted Income from Continuing Operation to GAAP Adjusted Income from Continuing Operation

	For the Three Months Ended				For the Year Ended
	June 30, 2007	September 30, 2007	March 31, 2008	June 30, 2008	March 31, 2008
	RMB	RMB	RMB	RMB	RMB
	(in thousands except for per ADS information)
GAAP income from continuing operation	13,693	24,423	51,799	47,887	124,372
Adjustments:
Stock compensation expense	1,379	5,538	4,669	7,694	16,660
Amortization of acquired intangible assets	22,475	22,182	23,700	22,732	90,233
Acquired in-process research and development	—	—	672	—	672

Non-GAAP adjusted income from continuing operation	37,547	52,143	80,840	78,313	231,937

GAAP earnings from continuing operation per ADS
- basic	0.52	0.93	1.97	1.82	4.74

- diluted	0.52	0.93	1.96	1.81	4.72

Non-GAAP adjusted earnings from continuing operation per ADS
- basic	1.43	1.99	3.08	2.98	8.85

- diluted (1)	1.43	1.98	3.06	2.96	8.80

Weighted average number of ADS
- basic	26,196,308	26,210,004	26,242,974	26,242,974	26,221,900

- diluted	26,317,214	26,290,383	26,407,370	26,461,885	26,346,462

Note:

(1)	In computing diluted non-GAAP adjusted earnings from continuing operation per ADS, interest expense and amortization in connection with convertible notes were not added back to non-GAAP adjusted income from continuing operation before dividing the non-GAAP adjusted income from continuing operation by the diluted number of ADS, because the convertible notes were anti-dilutive.